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                             September 20, 2023

       Patrick Fleury
       Chief Financial Officer
       TERAWULF INC.
       9 Federal Street
       Easton, MD 21601

                                                        Re: TERAWULF INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            Form 8-K filed
August 14, 2023
                                                            File No. 001-41163

       Dear Patrick Fleury:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 2 - Significant Accounting Policies
       Impairment of Long-lived Assets, page 71

   1.                                                   Given the significant
decline in the price of bitcoin and disruptions in the
                                                        cryptocurrency market
in the periods presented, tell us how you considered the factors in
                                                        ASC 360-10-35-21
through 22 in evaluating your long-lived assets for recoverability and potential impairment.
 Patrick Fleury
FirstName  LastNamePatrick Fleury
TERAWULF       INC.
Comapany 20,
September  NameTERAWULF
                2023         INC.
September
Page  2    20, 2023 Page 2
FirstName LastName
Revenue Recognition - Mining Pool, page 76

2. Please provide us your analysis supporting your revenue recognition policy for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:
             Provide us a representative sample contract and cross reference your analysis to the specific provisions of that contract. Be sure to include terms related to the promises and related performance obligations, calculation of transaction consideration, and payment;
             Tell us how you determined the term of your contracts and the period of service for which the mining pool operators determine your compensation.
             Tell us about your process to identify your performance obligations. Refer to ASC
              606-10-25-14 to 25-22;
             You disclose that you are entitled to compensation regardless of whether the pool operator successfully records a block to the bitcoin blockchain, and that you recognize revenue when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Tell us how your accounting policy considered ASC 606-10-25-23 to 25-25, and when during the contract term you recognize revenue;
             You disclose that all of the consideration to be received under the contract is variable. Tell us your consideration of ASC 606-10-32-11 to 32-12, whether any of the consideration is constrained and discuss at what point the uncertainty associated with the variable consideration is resolved and why; and
             You determine the fair value of the cryptocurrency award using the quoted price of the related cryptocurrency in your principal market at the time of contract inception.
              Tell us what your principal market is, and how you determined that it was the principal market.
 Patrick Fleury
FirstName  LastNamePatrick Fleury
TERAWULF       INC.
Comapany 20,
September  NameTERAWULF
                2023         INC.
September
Page  3    20, 2023 Page 3
FirstName LastName
Revenue Recognition - Data Center Hosting, page 76

3. Please provide us your analysis supporting your revenue recognition policy for your data center hosting activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:
             Provide us a representative sample contract and cross reference your analysis to the specific provisions of that contract. Be sure to include terms related to the promises and related performance obligations, calculation of transaction consideration, and payment;
             Tell us your consideration of whether the agreement represents a lease under ASC
             842;
             Tell us what consideration is payable in cryptocurrency, which cryptocurrencies you accept as payment, and how those amounts are determined; and You determine the fair value of the cryptocurrency award using the quoted price of
             the related cryptocurrency in your principal market at the time of contract inception.
             Tell us what your principal market is, and how you determined that it was the principal market.
Cryptocurrencies, page 76

4. Please tell us, and revise future filings, to disclose how you determine the quoted price of your digital assets and the principal market(s) used. Tell us how you identify these market(s). Refer to ASC Topic 820 and ASC 820-10- 35-5A.
5. We note your disclosure on page 77 and from the Statement of Cash Flows, that you have classified activities related to digital currency as part of operating cash flows in the
         Consolidated Statement of Cash Flows. Please provide your accounting analysis supporting your conclusion that this activity is properly classified within cash flow from operating activities, instead of cash flows from investing activities. Form 8-K filed August 14, 2023

Exhibit 99.1 Press Release, dated August 14, 2023
Key Non-GAAP Metrics, page 2

6. We note that revenue is a defined term under ASC 606. Please tell us your consideration of whether the use of the term in your Revenue - Self-Mining Equivalent, Revenue-
         Hosting and Revenue Equivalent per Bitcoin would be misleading under Regulation G
         101(b). Refer also to question 100.04 of the Compliance and Disclosure Interpretations
         for Non-GAAP Financial Measures, updated December 13, 2022.
7. Please tell us how you determined 'Revenue - Hosting' of $1.1 million in the 3 months ended 6/30/23, and how that compares to the $1.7 million of data center hosting revenue for the three months ended June 30, 2023 you report on page 16 of your Form 10-Q for the Quarterly Period Ended June 30, 2023. Similarly, please explain how you determined
 Patrick Fleury
TERAWULF INC.
September 20, 2023
Page 4
         'Revenue - Hosting' of $1.2 million in the 3 months ended 3/31/23, and how that compared to the $2.3 million of data center hosting revenue for the three months ended
         March 31, 2023 you report on page 16 of your Form 10-Q for the Quarterly Period Ended
         March 31, 2023.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 with any questions.



FirstName LastNamePatrick Fleury                            Sincerely,
Comapany NameTERAWULF INC.
                                                            Division of
Corporation Finance
September 20, 2023 Page 4                                   Office of Crypto
Assets
FirstName LastName